Mail Stop 3561

September 18, 2008

Jordan Starkman
President
Pay By The Day Holdings, Inc.
193 Jardin Drive
2nd Floor West
Concord, ON L4K 1X5

      Re: Pay By The Day Holdings, Inc.
             Amendment No. 2 to Registration Statement on Form S-1
             Filed September 8, 2008
             File No. 333-149552

Dear Mr. Starkman:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

    1.   We note your response to prior comment two of our letter dated July 21, 2008 indicating that you have complied with prior comments 6-8 of our letter dated March 26, 2008, however, we are unable to locate such revisions on the Prospectus Cover Page. Please revise.

Summary Financial Data, page 2

    2.   We note your response to prior comment three from our letter dated July 21, 2008; however, we are unable to locate disclosure in either the business description or in Management's Discussion and Analysis of Financial Condition and Results of Operations that addresses the potential inability of the company to finance purchases through a third party service provider. In fact, we note disclosure that that the company has recently entered into an agreement with a

new service provider and that the revenue provided by the third party service provider is not a significant portion of the company's revenues. Instead, the third party service provider merely increases the chance of making a sale because the sale can be financed. Please explain in detail under what circumstances the company would no longer be able to provide third party financing and the impact that would have on the company.

Selling Shareholders, page 6

3. In footnote two (2) to the selling shareholders table, please also disclose that Ms. Garson receives fees as a consultant to the company.

4. In the first sentence on page seven, please replace the word "below" with "above" as it appears that the relevant disclosure is in the footnotes to the table.

Description of Business, page 9

5. We note that in two places on page nine you indicate that you have a "steady flow of applications." Please quantify this statement and also specify whether such applications are for internal financing, the CreditPlus Card or third party financing.

6. We note the disclosure in the first paragraph on page 11 that the company has entered into a relationship with Tanner Financial Services Inc., a "more aggressive lender." Please expand the discussion of what it means to be a more aggressive lender, including whether any of the lending standards described in the second paragraph on page 10 have changed. Please file any written agreement between the company and Tanner Financial Services Inc. as an exhibit to the registration statement.

Executive Compensation, page 19

7. Please ensure that you have updated your disclosure regarding executive compensation to reflect information for your recently completed fiscal year ending August 31, 2008. In this regard, refer to Section 217.11 under "Interpretive Responses Regarding Particular Situations" of our Compliance and Disclosure Interpretations relating to Regulation S-K.

Transactions With Related Persons, Promoters and Certain Control Persons, page 21

8. Please expand the disclosure regarding the fees paid to Mr. Starkman's spouse to describe briefly the services provided. If these services are being provided pursuant to an agreement, please file the agreement as an exhibit to the registration statement.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 with any questions regarding the comments on financial statements and related matters. Please contact Blair Petrillo, Attorney-Advisor, at (202) 551-3550, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Gregg Jaclin
Anslow & Jaclin, LLP